SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2014

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

512 Yeongdongdaero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation(“KEPCO”) hereby calls the extraordinary general meeting of shareholders(“EGM”) as follows pursuant to Article 18 of the Article of Incorporation of Korea Electric Power Corporation and Article 363 of the Commercial Code and seeks the attendance of its shareholders.

1.	Date / Time: November 14, 2014 / 10:00 a.m. (Seoul Time)

2.	Location:	167 Samseong-dong, Gangnam-gu, Seoul 135-791
Korea Electric Power Corporation

3.	Item to be reported: Audit report

4.	Agenda for shareholder approval:

1)	Amendment to the Articles of Incorporation of KEPCO

(a)	Location of the head office

Current provision	Proposed amendment	Rationale

Article 3 (Location of the Head Office)

The head office of the Corporation shall be located in Seoul and the district divisions, district head offices and branches may be established pursuant to resolution of the Board of Directors.

Article 3 (Location of the Head Office)

The head office of the Corporation shall be located in Naju city, Jeollanamdo province, and the district divisions, district head offices and branches may be established pursuant to resolution of the Board of Directors.

Relocation of the Head Office
ADDENDA The Articles of Incorporation shall be implemented on and after the date of 1 December, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: October 23, 2014